INVEST IN **SQUAREAT**

Foodtech company building 100% ready-to-eat subscription meal concept

PITCH VIDEO INVESTOR PANEL



squareat.com Miami Beach FL

Technology | Food | Food Tech | Saas | App

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

LEAD INVESTOR



Matteo Santecchia Investment Professional, Aptior Capital LLC

I invested in SquarEat because of their ambition to revolutionize the ready-to-eat industry with a new concept of food. The Squares are innovative and profoundly differentiating, the business is much more scalable than traditional meal-plans, addressable market is large and in rapid expansion. Most importantly the management is formidable and ideally placed to grow the business into a successful venture.I was most impressed by Paolo and his Squares for how he managed to create something better than what is currently available in the market, approaching well-known needs with a different perspective. All simply starting from natural food, fresh ingredients and a good dose of inspiration.

Unlike a traditional meal plan the Squares allow for complete flexibility in consumption and distribution. A tailored cooking technique makes longer storage in an eco-friendly package possible. These features make deliveries less frequent and expensive (better for SquarEat) and highly customizable in terms of diet, time and frequency (better for customers). An all this while maintaining a great taste.

I can easily see how this win-win combination could take-off as the

Highlights

1. 100% natural, 100% ready-to-eat, long lasting, nutritionally balanced... and tasty!
2. The healthy prepared food delivery market is fragmented, growing at a 12% CAGR, and will hit $3bn
3. Highly scalable: streamlined cooking and storage, 3 weeks conservation, need for fewer deliveries
4. Only 135 subscriptions estimated to breakeven, $207k already raised, new funding only to grow faster
5. Completed several tastings with great feedback and engaged reputable influencers as ambassadors
6. Omni-channel product being launched on web/gyms and long term in retail, vending machines, airlines

Our Team



Paolo Cadegiani CEO

Industrial Design Degree from Brera Academy Milan, ISSA certified personal trainer, already 1UP Nutrition ambassador, Miami resident since 2013 and active member of the city's fitness community, +5 years experience in Food & Beverage Industry.

Paolo in his +18 years of sport activity has experienced firsthand the struggles of a natural/balanced nutrition: sourcing, cooking, carrying, time consumption, costs and planning. These issues are shared to some extent by almost everyone who wants to eat clean, healthy, fast and with a diversified diet. SquarEat provides a solution for all these.



Alessandro Della Nina CFO

- Invested in a digitally-enabled food distribution company at €0.6m valuation: raised capital at €4.5m, 100% 2y revenues growth to €2.1m, reached +9,000 customers - Launched a restaurant chain in 2015 in Milan which now has 7 outlets, turnover +€5m



Stefano Bucci CTO

Developer with +10 years experience, Master in Digital Comunication at Scuola Politecnica di Design di Milano, Degree in Industrial Design at La Sapienza Rome.



Vincenzo Foglia COO

Former General Manager of "Segafredo Lincoln Road" Miami South Beach, ISSA certified personal trainer, Miami resident since 2009 and active member of the city's fitness community, +10 years experience in Food & Beverage Industry.



Maria Laura CMO

International Commerce degree from the Private University of Santa Cruz. Event and guest coordinator of "Forte dei Marmi" Miami Beach, Yacht concierge of Miami South Beach Charters.

Like for most innovative products, it is a problem that fed inspiration

Paolo has been training as semi-professional athlete for almost 20 years and, like many others, has always **struggled with food** in all its aspects. He was not able to find something truly natural, healthy, easy to bring around, requiring minimal time to prepare and… hopefully very tasty.

Until now, a clear-cut solution has not been developed

Normal food is either cooked (time consuming), substituted by meal replacements (simply bars and shakes), ordered via apps (costly one-off solution) or via meal plans (rigid recurring solution, often not tasty/healthy). The **market clearly lacks** something that could be **at the same time** healthy but tasty, long lasting but natural, and adaptable to both your routine and last minute plans.


PROBLEMS OF EXISTING MEAL PLANS
Nutrients not preserved
Food has short life
Not available on instant delivery apps (UberEats)
Multiple deliveries x week
Food waste during prep
Poor menù variety
Poor taste
Food has to look good
Production depends on orders
Packaging & storage not optimized
Customer point of view
Operator point of view

How we got there

During the lockdown SquarEat really started to become real.

Together with a talented chef, Paolo spent days and nights in the kitchen of a restaurant that was closed due to COVID-19 restrictions. This gave him the opportunity to **perfect the product** he had in mind since a long time.

We created a new concept of food

Our food comes in squares as a result of a **special preparation process**. Each square is made of a single main ingredient plus natural aromas (20+ recipes). Our proprietary process results in no loss of nutrients neither during cooking nor during conservation.

In fact, our Squares last up to 3 weeks (of course, additives are banned!) and are tasty, healthy, and with **precisely measurable** nutrients amount. This makes them suitable for any type of diet and goal. In addition, they are ready-to-eat but can also be warmed in microwave or cooked in a pan, alone or as part of a wider recipe.



Our choco-pancake square, vegetarian, dairy free, sugar free, gluten free, DELICIOUS!



An example of a baked preparation of our zucchini, sweet potato, and chicken squares

High-growing and fragmented market where disruption can be highly rewarded

The "meals delivery market" in the US is experiencing a **very strong growth (12-13% p.a.)**. The market is **very fragmented** with no real champions as of today. There are many local small-sized players with **undifferentiated offering** and usually poor economics because of constrained operations. The typical issues are: traditional cooking, need for on demand/ simultaneous production of many ingredients, limited possibility to store (short conservation period) or high usage of preservatives, and very frequent deliveries.



APP	✓	✓	✓	✓	✓	✓	✗	✗	✗	✗	✗
FLAGSHIP STORE	✓	✗	✗	✗	✗	✗	✗	✓	✗	✗	✗
B2B CHANNEL	✓	✗	✗	✗	✗	✗	✓	✓	✓	✗	✓
FOOD QUALITY	★★★	★★	★★	★	★★	★★	★★	★★	★★	★★	★★
HEALTHY RECIPES	All	Some	Most	Most	Most	Some	Most	Most	Most	Most	Most
PRICE	$ $	$ $	$ $	$ $	$ $	$ $	$	$	$	$	$
CONSERVATION	3 / 4 weeks	2 weeks	2 weeks	2 weeks	2 weeks	2 weeks	3 days	3 days	3 days	3 days	3 days
CUSTOMIZABLE	✓	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
WEEKLY DELIVERIES	less than 1	1	1	1	1	1	2	2	2	2	2
ECO SUSTAINABLE	✓	✗	✗	✗	✓	✗	✗	✗	✗	✗	✗
NATIONWIDE	✗ *coming soon*	✓	✓	✓	✓	✓	✗	✗	✗	✗	✗

SquarEat is disruptive

1. 1. **1. Way longer conservation vs. existing offering, even though squares are completely natural**
2. 2. **Significantly less deliveries at customer's discretion**
3. 3. **Scalable model thanks to flexible production not linked to demand and possibility to store squares**
4. 4. **Very broad B2C customer base** (from athletic/healthy to professionals)
5. 5. **Differentiated B2B distribution** channels, with potential to target also gyms, offices, schools, vending machines, events, and ultimately supermarkets and airlines

1. 5. Enjoyable both with **meal plan format** and **one-off purchases**
2. 6. Squares can be mixed and matched, allowing **customizable boxes**
3. 7. It's much more **TASTY** even if it's **HEALTHY!**

PRODUCTION CHAIN ADVANTAGES
Same day / time pressure
EXISTING MEAL PLANS
Raw food
Storage
Cook
Assemble order
Ready to Go!
2/3 Weekly deliveries
Unconstrained operations
SQUAREAT
Raw food
Transform in Squares
Storage
Assemble order
Ready to Go!
1 Weekly delivery*
Give longer life to food
*Could be even less but initially will be 1 x week to assess market acceptance
SQUAREAT
12

SQUAREAT VS. EXISTING MEAL PLANS 1/2
Operator point of view
Long lasting products
Just 1 weekly delivery
Strong brand identity
Same location for Lab & Store
Scalable model
Subscription model
B2B channel
Optimized operations
Minimal storage occupance
Minimal waste
Squareat & Most
Squareat & Some
SquarEat only

SQUAREAT VS. EXISTING MEAL PLANS 2/2
Customer point of view
No additives
Gifts for top subscriptions
Versatile to warm up
Consumption flexibility
Tasty
Ready to eat
Nutritionally balanced
Preserved nutrients
Real gourmet recipes
Eco sustainable
Squareat & Most
Squareat & Some
SquarEat only



The texture of our chicken square is truly meat-like

We are launching in Miami with the aim to rollout throughout US

We held several **tasting sessions with squares up to 3 weeks old** and feedback was **extremely positive**, up to the point that quite a few people that got interested, both as customers and as **financial supporters** (some have already invested combined $60k and many will participate to this campaign).

From day 1 we will be active in Miami South Beach where we are **already operating** a fully equipped laboratory / flagship store that we got a very favourable conditions because of Covid-19

We are also completing the first phase of our marketing launch, and several high profile influencers and gyms are already promoting our product.


WHAT WE HAVE DONE SO FAR
Nutritional researches & Production chain validation
Graphics, Design & Brand identity lay outs
Web site, App, Backend & Backoffice development
Complete Marketing & Communication strategy
Business plan & Pricing study
Commited $200 k from founders



Our already operational preparation lab

We have a sustainable plan to arrive to +$40m sales in 5 years

We have raised +$200k from founders and seed investors who tried our squares and we are launching the crowdfunding campaign with **solid foundations**. With other $100k (our minimum) we can potentially run the

business at 0 sales for 6 months, and we need only 135 subscriptions and 6 gyms to breakeven.

*These projections are not guaranteed.



We have assumed a very conservative ramp-up period during which we will validate the product and the model without burning a lot of cash, while scaling up with investments only from year 2.



Our marketing strategy will initially be based on leveraging our network of local influencers in the fitness and lifestyle community, which account for +3 million cumulative followers. They will be paid a % of the revenues generated by their followers base with evident benefit for us (no upfront marketing investment at loss) and for them (constant revenue stream because subscriptions are not one-off). In case of a campaign in line with our $700k target, we will accelerate the introduction paid marketing (which in our plan we assume only from year 2) and the opening of new labs (California, New York), resulting in a potential faster growth.






* BP presented in previous slides is based on the campaign's minimum of $100k that includes paid marketing investments only from year 2.
This larger capital injection would accelerate growth from year 1.

What's more?

The beauty of our model and product is that it is extremely scalable and modular. Differently from our competitors, thanks to our streamlined production and long conservation of our products we would be able to mechanise and centralize our facilites much easier. None of these upsides is included in the plan above!


FUTURE UPSIDE
Save from volumes
Food, materials & packaging
Robotic improvements
Maximize production & lower labor costs
Infrastructure expansion
Maintain a central full lab with storages in support
Product range
More squares & juices with the same preparation
Nationwide delivery
With cardboard refrigerated boxes
Solar energy
Build a 100% autonomous pollution-free lab

Help us bringing our Squares to your home!

We are excited to start the productions of our Squares and a successful fundraising would help us achieving a **quicker expansion**. If you are eager to try them, **help us** bringing them to your home! Become our partners, there are some tasty perks for you as well!


INVESTORS REWARDS
Investment amount
Stickers
Discount on meal plans until exit
Hat
T-shirt
$1,500
10%
$5,000
15%
$7,500
20%
* alternatively those living outside Miami can choose supplies of squares for 5/7.5/10% of the invested amount.
SQUAREAT
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CHICKPEA
BLACK PEPPER
PINK SALT


 **Matteo Santecchia**   Investment Professional, Aptior Capital LLC

I invested in SquarEat because of their ambition to revolutionize the ready-to-eat industry with a new concept of food. The Squares are innovative and profoundly differentiating, the business is much more scalable than traditional meal-plans, addressable market is large and in rapid expansion. Most importantly the management is formidable and ideally placed to grow the business into a successful venture.I was most impressed by Paolo and his Squares for how he managed to create something better than what is currently available in the market, approaching well-known needs with a different perspective. All simply starting from natural food, fresh ingredients and a good dose of inspiration.

Unlike a traditional meal plan the Squares allow for complete flexibility in consumption and distribution. A tailored cooking technique makes longer storage in an eco-friendly package possible. These features make deliveries less frequent and expensive (better for SquarEat) and highly customizable in terms of diet, time and frequency (better for customers). An all this while maintaining a great taste.

I can easily see how this win-win combination could take-off as the product gets traction and the team executes properly on the rollout of the laboratories throughout the US.

Invested $20,000 this round

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